EMPLOYMENT AGREEMENT

THIS AGREEMENT effective as of the 1st day of September, 2009 (the “Effective Date”):

BETWEEN:

HARD CREEK NICKEL CORPORATION, a Company incorporated pursuant to the laws of the Province of British Columbia, of Suite 1060, 1090 West Georgia Street, Vancouver, BC V6E 3V7

(the “Company”)

AND:

MARK JARVIS, an individual having an address of XX

(the “Employee”)

WHEREAS:

A.                      The Company has requested the assistance of the Employee in providing certain employment services, being the Company’s President and Chief Executive Officer.

B.                      The Employee has agreed to provide such assistance and services to the Company in accordance with the terms and conditions herein set forth.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants set forth below, the parties hereto agree as follows:

1.                      DUTIES AND DEVOTION OF TIME

1.1                    The Employee will provide services to HARD CREEK NICKEL CORPORATION in the role of President and Chief Executive Officer.

1.2                    Devotion of Time. The parties hereto acknowledge and agree that the work of the Employee is and will be of such a nature that regular hours are insufficient and impractical and occasions may arise whereby the Employee will be required to work more than eight (8) hours per day and/or five (5) days per week. It is also anticipated that the Employee may be required to work during evenings, Saturdays, Sundays and public holidays in order to properly perform the Duties. The Employee agrees that the consideration set forth herein will be in full and complete satisfaction for such work and services, regardless of when and where such work and services are performed. The Employee further releases the Company from any claims for overtime pay or other such compensation which may accrue to the Employee by reason of any existing or future legislation or otherwise. Notwithstanding the foregoing, the Company agrees that so long as the Employee properly discharges the Duties, the Employee may devote the remainder of his time and attention to other non-competing business pursuits.

1.3                    Business Opportunities the Property of the Company. The Employee agrees to communicate immediately to the Company all business opportunities, inventions and improvements in the nature of the business of the Company which, during the term of this

Agreement, the Employee may conceive, make or discover, become aware of, directly or indirectly, or have presented to him in any manner which relates in any way to the Company, either as it is now or as it may develop, and such business opportunities, inventions or improvements will become the exclusive property of the Company without any obligation on the part of the Company to make any payments therefore in addition to the salary and benefits herein described to the Employee.

1.4                    No Personal Use. The Employee will not use any of the work the Employee performs for the Company for any personal purposes without first obtaining the prior written consent of the Company.

2.                      SALARY, BONUSES AND BENEFITS

2.1                    Salary. In consideration of the Employee providing the services referred to herein, the Company agrees to pay the Employee a monthly base salary (the “Monthly Base Salary”) of XX less applicable deductions, payable bi-monthly, subject to increase from time to time as approved by the Board of Directors of the Company or as agreed to in writing from time to time by both parties.

(a)	Benefits. The Employee will receive Group Insurance benefits.

3.                      VACATION

3.1                     Entitlement to Vacation. The Company acknowledges that the Employee will be entitled to an annual vacation of 6 (SIX) weeks. The Employee will use his best efforts to ensure that such vacation is arranged with the Company in advance such that it does not unduly affect the operations of the Company.

3.2                    Increase in Vacation. The period set out in Section 3.1 above may be increased from time to time as agreed between the Employee and the Company.

4.                      REIMBURSEMENT OF EXPENSES

4.1                    Reimbursement of Expenses. The Employee will be reimbursed for all pre-approved out-of-pocket expenses incurred by the Employee in or about the execution of the Duties contained herein, including without limitation, all reasonable travel and promotional expenses payable or incurred by the Employee in connection with the Duties under this Agreement. All payments and reimbursements will be made within ten (10) days of submission by the Employee of vouchers, bills or receipts for such expenses.

5.                      CONFIDENTIAL INFORMATION, NON-COMPETE AND NON-SOLICITATION

5.1                    Confidential Information. The Employee will not, either during the term of this Agreement or at any time thereafter, without specific consent in writing, disclose or reveal in any manner whatsoever to any other person, firm or corporation, nor will he/she use, directly or indirectly, for any purpose other than the purposes of the Company, the private affairs of the Company or any confidential information which he/she may acquire during the term of this Agreement with relation to the business and affairs of the directors and shareholders of the Company, unless the Employee is ordered to do so by a court of competent jurisdiction or unless required by any statutory or other legal authority.

5.2                    Non-Competition and Non-Solicitation. The Employee agrees that during the period of the Employee’s employment with the Company and for a period of six (6) months from the last payment of compensation to the Employee by the Company, the Employee will not engage in or participate in any business activity that competes, directly or indirectly, with the businesses of the Company in any locations within 20 km. of any company owned lands.

5.3                    Exception. Notwithstanding anything to the contrary contained herein the Employee may, without being deemed to compete, directly or indirectly, with the businesses of the Company own not more than twenty percent (20%) of any class of the outstanding securities of any corporation listed on a securities exchange or traded in the over-the-counter market.

5.4                    Non-Solicitation. The Employee agrees that for a period of six (6) months following the termination of the Employee’s employment for any reason whatsoever, the Employee will not, whether as principal, agent, employee, employer, director, officer, shareholder or in any other individual or representative capacity, solicit or attempt to retain in any way whatsoever any of the employees of the Company or its affiliates.

5.5                    Provisions Survive Termination. The provisions of this Section 5 will survive the termination of this Agreement. It is the desire and the intent of the parties that the provisions of this Section 5 shall be enforceable to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular portion of this Section 5 is adjudicated unenforceable in any jurisdiction, such adjudication shall apply only in that particular jurisdiction in which such adjudication is made.

6.                      TERM

6.1                    Term. This Agreement will remain in effect until September 1, 2010 in accordance with any of the provisions contained in this Agreement and may be renewed by mutual consent.

7.                      TERMINATION

7.1                    Termination. Notwithstanding any other provision contained herein, the parties hereto agree that either party may immediately terminate this Agreement, with or without cause, after 30 (thirty) days of the Term has been completed.

8.                      RIGHTS AND OBLIGATIONS UPON TERMINATION

8.1                    Rights and Obligations. Upon termination of this Agreement, the Employee will deliver up to the Company all documents, papers, plans, materials and other property of or relating to the affairs of the Company, which may then be in its or the Employee's possession or under his control.

9.                      CLOSING

9.1                    Closing Date. This Agreement will be effective on the Effective Date.

9.2                    Conditions of Closing. The parties hereto agree that it is a condition of the effectiveness of this Agreement that the Company’s Board of Directors approve this Agreement.

10.                    NOTICES AND REQUESTS

10.1                  Notices and Requests. All notices and requests in connection with this Agreement will be deemed given as of the day they are received either by messenger, delivery service, or mailed by registered or certified mail with postage prepaid and return receipt requested and addressed as follows:

(a)	if to the Company:

HARD CREEK NICKEL CORPORATION of
#1060-1090 West Georgia Street, Vancouver, BC V6E 3V7

with a copy to:

Clark, Wilson LLP Barristers and Solicitors
Suite 800 - 885 West Georgia Street Vancouver, British Columbia V6C 3H1 Attention: Bernard Pinsky

(b)	If to the Employee:

Mark Jarvis

or to such other address as the party to receive notice or request so designates by written notice to the other.

11.                     INDEPENDENT PARTIES

11.1                   Independent Parties. This Agreement is intended solely as an employment services agreement and no partnership, agency, joint venture, distributorship or other form of agreement is intended.

12.                     AGREEMENT VOLUNTARY AND EQUITABLE

12.1                   Agreement Voluntary. Each of the parties acknowledges and declares that such party has obtained all such professional advice (including legal advice) as such party deems appropriate before executing this Agreement and that such party is relying wholly on its own judgment and knowledge and has not been influenced to any extent whatsoever by any representations or statements made by or on behalf of the other party regarding any matters dealt with herein or incidental thereto save as set out herein.

12.2                   Agreement Equitable. The parties further acknowledge and declare that they each have carefully considered and understand the provisions contained herein, including, but without limiting the generality of the foregoing, the Employee's rights upon termination and the restrictions on the Employee after termination and agree that the said provisions are mutually fair and equitable, and that they executed this Agreement voluntarily and of their own free will.

13.                     CONTRACT NON-ASSIGNABLE; ENUREMENT

13.1                   Contract Non-Assignable. This Agreement and all other rights, benefits and privileges contained herein may not be assigned by the Employee without consent.

13.2                   Enurement. The rights, benefits and privileges contained herein will enure to the benefit of and be binding upon the respective parties hereto, their heirs, executors, administrators and successors and permitted assigns.

14.                     ENTIRE AGREEMENT

14.1                   Entire Agreement. This Agreement represents the entire Agreement between the parties and supersedes any and all prior agreements and understandings, whether written or oral, between the parties.

14.2                   Previous Agreements Cancelled. Save and except for the express provisions of this Agreement, any and all previous agreements, written or oral, between the parties hereto or on their behalf relating to the services of the Employee for the Company are hereby terminated and cancelled and each of the parties hereby releases and further discharges the other of and from all manner of actions, causes of action, claims and demands whatsoever under or in respect of any such Agreement.

15.                     WAIVER

15.1                   Waiver. No consent or waiver, express or implied, by either party to or of any breach or default by the other party in the performance by the other of its obligations herein will be deemed or construed to be a consent or waiver to or of any breach or default of the same or any other obligation of such party. Failure on the part of any party to complain of any act or failure to act, or to declare either party in default irrespective of how long such failure continues, will not constitute a waiver by such party of its rights herein or of the right to then or subsequently declare a default.

16.                     SEVERABILITY

16.1                   Severability. If any provision contained herein is determined to be void or unenforceable in whole or in part, it is to that extent deemed omitted. The remaining provisions will not be affected in any way.

17.                     AMENDMENT

17.1                   Amendment. This Agreement will not be amended or otherwise modified except by a written notice of even date herewith or subsequent hereto signed by both parties.

18.                     HEADINGS

18.1                   Headings. The headings of the sections and subsections herein are for convenience only and will not control or affect the meaning or construction of any provisions of this Agreement.

19.                     GOVERNING LAW

19.1                   Governing Law. This Agreement will be construed under and governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein, and each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts such state and all courts competent to hear appeals therefrom and waives, so far as is legally possible, its right to have any legal action relating to this Agreement tried by a jury.

20.                     EXECUTION

20.1                   Execution in Several Counterparts. This Agreement may be executed by facsimile and in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the 1st day of September, 2009.

HARD CREEK NICKEL CORPORATION

“LYLE DAVIS”
Per: ________________________________________________
Lyle Davis, Chairman

EXECUTED by MARK JARVIS in the	)
presence of:	)
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Signature	)	“MARK JARVIS”
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Print Name	)
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